ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Pacific Centre
P.O. Box 10101
700 West Georgia Street
Vancouver, Canada V7Y 1C7

January 17, 2008

Alberta Securities Commission
Executive Director
4th Floor, 300 – 5th Avenue SW
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
P.O. Box 10142
9th Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re: Western Wind Energy Corp.
Change of Auditor Notice dated January 16th, 2008

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and

- We are in agreement with the statements made in the first paragraph as they relate to Ernst & Young LLP. We have no basis to agree or disagree with these statements as they relate to Deloitte & Touche LLP Chartered Accountants.

- We have no basis to agree or disagree with the statements contained in the second paragraph.

- We are in agreement with the statements made in the third paragraph.

Yours sincerely,

Ernst & Young LLP

Ernst & Young LLP
cc: The Board of Directors